

10035029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2008 (MM/DD/YY) AND ENDING 11/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barclay Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street, 16th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen (212) 371-3634
(Area Code- Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Beate Bolen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



BEATE BOLEN Signature

CFO Title

MARIANNE SEWARD
Notary Public, State of New York
No. 01SE6197094
Qualified in New York County
Commission Expires November 24, 2012
12-29-09

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

BARCLAY INVESTMENTS, INC.

Index to Financial Statements

November 30, 2009

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Barclay Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Barclay Investments, Inc. (the "Company") as of November 30, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act ("CEAct"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. as of November 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and under the CEAct. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
January 20, 2010

BARCLAY INVESTMENTS, INC.
Statement of Financial Condition
November 30, 2009

ASSETS		
Cash and Cash Equivalents	$	1,925,037
Receivable from Broker and Dealer		991,209
Other Accounts Receivable		500
Property and Equipment, Net		540,322
Prepaid Expenses and Other Assets		89,951
Prepaid Tax Deposits		47,970
Total Assets	$	3,594,989
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions and Salaries Payable	$	559,154
Accounts Payable and Other Accrued Expenses		339,197
Deferred Tax Liability		8,100
Income Taxes Payable		76,000
Total Liabilities		982,451
Commitments		
STOCKHOLDERS' EQUITY		
Common Stock - $.10 Par Value		92,257
Additional Paid-in Capital		1,847,869
Retained Earnings		1,456,501
Total Stockholders' Equity		3,396,627
Treasury Stock, 397,166 Shares at Cost		(784,089)
Net Stockholders' Equity		2,612,538
Total Liabilities and Stockholders' Equity	$	3,594,989

The accompanying notes are an integral part of these financial statements.

BARCLAY INVESTMENTS, INC.
Statement of Income
For the Year Ended November 30, 2009

Revenue	
Net Gain from Riskless Principal Transactions	$ 8,595,810
Commissions	442,829
Interest and Dividends	10,312
Other Revenue	55,588
Total Revenue	9,104,539
Trading Expenses	
Commissions	4,916,085
Clearing Fees	5,866
Total Trading Expenses	4,921,951
Operating Expenses	
Compensation and Benefits	1,329,014
Rent	187,457
Travel and Entertainment	133,423
Communications and Telephone	75,573
Supplies and Postage	15,749
Insurance	9,319
Regulatory Fees	47,776
Information Systems	346,544
Professional Fees	139,761
Settlements	740,000
Depreciation and Amortization	110,906
Other Operating Expenses	130,456
Contributions	32,907
Total Operating Expenses	3,298,885
Income Before Provision for Income Taxes	883,703
Provision for Income Taxes	61,502
Net Income	$ 822,201

The accompanying notes are an integral part of these financial statements.

BARCLAY INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, December 1, 2008	$ 92,257	$ 1,809,175	$ 1,729,300	$ (813,389)
Net Income			822,201	
Issuance of Shares		38,694		29,300
Dividends Paid			(1,095,000)	
Balance, November 30, 2009	$ 92,257	$ 1,847,869	$ 1,456,501	$ (784,089)

The accompanying notes are an integral part of these financial statements.

BARCLAY INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended November 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 822,201
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	110,906
Gain on Disposition of Fixed Assets	(15,299)
Changes in Operating Assets and Liabilities	
Receivable from Broker and Dealer	706,383
Other Accounts Receivable	87,910
Prepaid Expenses and Other Assets	(48,334)
Prepaid Tax Deposits	(2,170)
Deferred Tax Liability	(2,000)
Commissions and Salaries Payable	(399,619)
Accounts Payable and Other Accrued Expenses	(78,320)
Income Taxes Payable	(132,000)
Net Cash Provided by Operating Activities	1,049,658
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of Property and Equipment	(71,077)
Dispositions of Property and Equipment	2,776
Net Cash Used in Investing Activities	(68,301)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Shares	67,994
Dividends Paid	(1,095,000)
Net Cash Used In Financing Activities	(1,027,006)
Net Decrease in Cash and Cash Equivalents	(45,649)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,970,686
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,925,037
Supplementary Disclosure of Cash Flow Information:	
Taxes paid	$ 197,671

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

A. Organization

Barclay Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

Barclay Investments, Inc. offers investment advice and execution services to selected institutions involved in domestic and foreign fixed-income markets.

B. Clearing Operations

All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agent. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

C. Depreciation and Amortization

For financial statement purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease.

D. Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid, short-term investments with a three-month or less maturity upon acquisition to be cash equivalents.

E. Revenue and Expense Recognition

Securities transactions and the related commission revenue and expenses are recorded on a trade-date basis.

F. Income Taxes

The Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the shareholders. Accordingly, there is no federal tax included in the provision for income taxes. The Company is, however, subject to minimal state taxes and New York City corporation taxes and provision has been made for these taxes.

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

G. Monetary Risk

The Company maintains its cash in bank deposit accounts and certificates of deposit which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits.

1. Summary of Significant Accounting Policies

H. Concentration of Business

Approximately 28 percent and 10 percent of the Company's gross revenues and related commission expenses for the year ended November 30, 2009 came from business transacted with two customers. Loss of any of these customers would have a significant impact on the Company.

I. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable From Broker and Dealer

The clearing and depositary operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2009, substantially all of the receivable from broker and dealer as reflected in the Statement of Financial Condition are deposits with and commissions receivable from this broker.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. As of November 30, 2009, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. Property and Equipment

Property and equipment is summarized as follows:

Furniture and Equipment	$ 303,051
Leasehold Improvements	469,021
Total	772,072
Less Accumulated Depreciation and Amortization	(231,750)
Property and Equipment, Net	$ 540,322

4. Stockholders' Equity

A summary of Common Stock Shares authorized, issued and outstanding is as follows:

Issued	922,570
Outstanding	525,404

Upon termination of a Shareholder's employment with the Company for any reason (the "Qualifying Call Event"), such shareholder shall be required to offer for sale to the Company all shares owned (the "Corporate Call Option").

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and FINRA FOCUS Reporting requirements.

5. Retirement Plans

Defined Contribution Retirement Plan
The Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions, which are discretionary, immediately after the contribution is made. The Company's profit-sharing contribution to the plan for the year ended November 30, 2009 was $58,000.

6. Commitments

During the year ended November 30, 2008, the Company entered into a lease for office space in New York. The lease contains a provision for escalating annual rentals and expires June 5, 2015.

During the year ended November 30, 2009, the Company entered into a 3-year lease for office space in Santa Monica, California. The lease contains a provision for escalating annual rentals and expires June 30, 2012.

Future minimum lease payments under non-cancellable operating leases are as follows:

2010	$	195,031
2011		201,449
2012		181,929
2013		153,581
2014		161,626
2015		95,912
Total	$	989,528

7. Provision for Income Taxes

The components of the provision for income taxes are as follows:

State and Local	$	63,502
Deferred:		
State and Local		(2,000)
Total Provision for Income Taxes	$	61,502

8. Aggregate Indebtedness and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2009, the Company had net capital of $1,889,029 which was in excess of its required net capital by $1,823,533. The Company's ratio of aggregate indebtedness to net capital at November 30, 2009 was 0.5201 to 1.

9. Capital Withdrawals/Assignments

The Company's policy is to distribute to shareholders any earnings in excess of regulatory requirements and working capital needs. There were distributions which have been approved by the Board and distributed for the year ended November 30, 2009 in the amount of $1,095,000. There were no distributions which have been approved by the Board after November 30, 2009.

There was a purchase of 14,650 shares of common stock from the Company on January 1, 2009 by one currently existing shareholder.

10. Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the statement of financial condition, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its fiscal 2010 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

11. Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statement are available to be issued, which was January 20, 2010.

BARCLAY INVESTMENTS, INC.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission and Regulation 1.10

as of November 30, 2009

Net Capital:		
Total stockholders' equity from Statement of Financial Condition	$	2,612,538
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition		(713,402)
		1,899,136
Net Capital before haircuts on securities position		1,899,136
Haircuts on securities positions:		
Trading and Investment securities:		
Other securities - money market		(10,107)
Net Capital	$	1,889,029
Computation of Net Capital Requirement		
Minimum net capital required (6-2/3% of Aggregate Indebtedness)	$	65,497
Minimum dollar net capital requirement of reporting broker or dealer	$	45,000
Excess of net capital	$	1,823,533
Excess of net capital at 1000%	$	1,790,784
Ratio of Aggregate Indebtedness to Net Capital		0.5201
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of November 30, 2009)		
Net capital as reported	$	1,889,029
Net capital as adjusted	$	1,889,029
Non-Allowable Assets		
Other Accounts Receivable	$	500
Property and Equipment - Net		540,322
Prepaid Expenses and Other Assets		90,622
Prepaid Tax Deposits		47,970
Chase CD for Lease Security Deposit		33,988
Total Non-Allowable Assets	$	713,402
Aggregate Indebtedness:		
Commissions and Salaries Payable	$	559,154
Accounts Payable and Accrued Expenses		339,197
Deferred Tax Liability		8,100
Income Taxes Payable		76,000
	$	982,451

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part IIA filing.

BARCLAY INVESTMENTS, INC.

SCHEDULE II

Statement Regarding Exemption from Reporting
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Barclay Investments, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17 CFR 240.15c3 (k) (2) (ii).

SCHEDULE III

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing brokers who carry all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

BARCLAY INVESTMENTS, INC.

SCHEDULE IV

Segregation Requirements and Funds in Segregation

November 30, 2009

Amount Required to Be Segregated	None
Total Amount Segregated	None
Excess Funds in Segregation	None

Barclay Investments, Inc.

Report Pursuant to Rule 17a5-(d) and Regulation 1.10

November 30, 2009